Exhibit 99.18

PRESS RELEASE

Trading Symbol: SVM.TO	August 14, 2008

SILVERCORP INCREASES DIVIDEND 60% - Q1 DIVIDEND CAD$0.02

VANCOUVER, British Columbia – August 14, 2008 – Silvercorp Metals Inc. (the “Company” or “Silvercorp”), China’s largest primary Silver producer, announced that its Board of Directors has declared its first quarterly dividend of CAD$0.02 per share, to be paid on October 21, 2008 to shareholders of record at the close of business on September 30, 2008. This is the first quarterly dividend payment of a planned annual dividend of CAD$0.08 per share. In 2007, Silvercorp paid an annual dividend of CAD$0.05 per share.

For the year ended March 31, 2008 Silvercorp earned US$0.41 per share, up 172% from US$0.15 per share in the prior year period. Based on Silvercorp's earnings growth and strong cash flow performance, and management’s confidence in its ability to grow production, the Board of Directors has determined that Silvercorp is in a position to provide an additional return to shareholders through a 60% increase in the dividend. At the same time, the Company will continue moving forward with its US$51 million exploration and mine development program. The declaration and amount of any future dividends will be at the discretion of the Board of Directors, and may be adjusted in the future based on fluctuations in metal prices and cash flows.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China. Silvercorp is focusing on exploring, developing, and acquiring profitable silver-polymetallic properties in China.

The Company's common shares are included as a component of the S&P/TSX Composite, the S&P/TSX Global Gold, and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, & Lorne Waldman, Corporate Secretary. Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free Phone: 1-888-224-1881; Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Statements in this press release other than purely historical information, including statements relating to the Company’s future plans, including payment of dividends constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.